Mail Room 4561
								October 12, 2005

Michael T. Williams, Esq.
Williams Law Group, P.A.
2503 West Gardner Court
Tampa, FL 33611

Re:	Stock Market Solutions, Inc.
  	Revised Preliminary Schedule 14A
      Filed on September 14, 2005
      File No. 0-49743

Dear Mr. Williams:

      We have reviewed your proxy statement and have the following comments. Please be advised that accounting comments will be issued shortly under separate cover. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Letter to Stockholders
1. The presentation of the information in the notice to shareholders is somewhat confusing with regard to the enumeration at the beginning of the letter. Please revise to enumerate only the item for which you are requesting shareholders` written consent. Additionally, please revise to avoid using unnecessary legalistic terms in the letter and throughout the proxy statement.
2. The letter should also briefly reference the merger agreement with
Texas Prototypes, Inc. that gave rise to the proposal so that stockholders understand the context in which they are being asked to approve the reverse split.

Questions and Answers
3. The Q&A section should be preceded by a summary term sheet that begins on the first or second page of the proxy statement and should comply with the plain English requirements of Rule 421 of the Securities Act. Note that the summary term sheet must briefly describe the most material terms and the significance of the proposed transaction, which would include, for example, the stock for stock exchange, the change in control as a result of the transaction, the contemplated change in management, the contemplated change in name of
the merged corporation to TXP Corporation, and the impact of the transaction on existing shareholders. See Item 14(b) of Schedule 14A and Item 1001 of Regulation M-A.  We note your disclosure on page
7
under the heading Summary Term Sheet of the Merger Transaction; however, this section does not comport with the requirements of Item
1001. In revising the disclosure, ensure that the summary term sheet and the questions and answers are not duplicative.
4. We note your response to prior comment 3 to our letter dated
July
22, 2005 that there are only 3 shareholders of Texas Prototypes. Please disclose this information in the term sheet and in all other applicable places in the proxy statement where you discuss the terms of the reverse merger. We also note reference to "the majority shareholder" on page A-8 of the notes to the financial statements of
Texas Prototypes. If this majority shareholder will become a majority shareholder of the combined company after the reverse merger, disclose this information, including the name of the shareholder, in the term sheet and in all other applicable places in the proxy statement where you discuss the terms of the reverse merger.
5. Revise this section to ensure that the disclosure is provided in plain English and to avoid legal jargon where possible. For instance, the answer to the question regarding the reason for the proposed split unnecessarily relies on defined terms resulting in disclosure that is difficult to read. Please revise to substantially limit your use of defined terms such as target, merger sub, party and other terms whose meanings are clear from context.
6. With respect to your answer regarding the reason for the proposed reverse split, please disclose the number of shares of common stock currently authorized, the number of shares currently issued or reserved for issuance prior to the proposed reverse split, and the number of shares authorized but unissued or unreserved prior to the proposed reverse split. Please disclose that without the proposed reverse split, you will not have enough authorized but unissued or unreserved shares to complete the reverse merger transaction.
7. You answer the question whether any of your stockholders have conflicting interests in the negative. Yet, under the heading Special Factors you state that your president, Mr. Smitten, may be allowed to purchase the Livermore business in exchange for elimination of the $150,000 obligation owed to him by Stock Market Solutions. Why isn`t this identified as an interest by a company affiliate in the matter to be voted upon? Based on your discussion on pages 28 and 29, it appears that the Livermore business is the only business or source of future revenues of Stock Market Solutions.
Tell us and disclose whether Mr. Smitten received any other consideration as a result of the merger, including such things as accelerated vesting of options or other incentives. In addition, please revise your disclosure on page 44 under "Interests of Certain
Persons in or Opposition to the Matters to be Acted Upon" to disclose
Mr. Smitten`s interest in the Livermore business.
8. With respect to your answer as to whether anyone has given written consent, please state the percentage represented by the shares owned by Mr. Smitten that has voted in favor of the proposal.
9. With respect to your answer regarding how shareholders may change their vote, please disclose whether you will provide notice to shareholders as to when the period for revoking consent has ended. Please also tell us whether, under Nevada law, a company may solicit written consents for an unlimited amount of time, until such time as a majority of shares have consented to a proposal. Please also tell us whether you may conduct additional solicitations in order to receive the required consent.
10. Please add appropriate questions and answers regarding how the shares held by investors will be affected by the reverse split and what will happen if the proposal is not approved. With regard to the former, specifically reference the fact that existing security holders will hold 5% of the Stock Market Solutions` outstanding shares of common stock after the reverse split and upon closing of the merger transaction.

Notice to Stockholders, page 1
11. We note that the notice to stockholders beginning on page 1 is nearly identical to the letter to stockholders that precedes it.
Please revise to eliminate duplicative information.

Table of Contents, page 3
12. Revise the table of contents to identify where in the proxy statement each of the sections identified by a header can be found.
For example, it is unclear from the table of contents where to locate information on the terms of the merger agreement, the background of the merger, the reasons for the merger, etc. Consider also adding headers for discrete topics that presently have no headings. See for example the summary of the business experience of Messrs. Shores and
Bruce, which now fall under the subheading Terms of the Merger Agreement. Ensure that the revised proxy statement has an organization structure that flows logically and facilitates investor understanding. See Rule 14a-5(a) of Regulation 14A.

Reverse Stock Split, page 7
13. We note that because you do not intend to reduce the number of authorized shares the reverse split will have the effect of significantly increasing the number of authorized and unissued shares. Please include a table identifying (a) the number of shares issued and outstanding; (b) the number of shares authorized and reserved; and (c) the number shares authorized and unreserved before and after the reverse split.
14. We note that the summary term sheet states the number of outstanding shares of Texas Prototypes and the number of shares of the combined company outstanding after the merger. Please disclose how you arrived at these figure, including the 94.7% of the outstanding shares of Stock Market Solutions that Texas Prototype shareholders will hold after the merger. Please discuss whether a record date has been set for determining the number of shares of Texas Prototypes that will be exchanged for shares of Stock Market Solutions. If no record date has been set, please disclose when and how you will determine the record date.
15. Also, revise to disclose whether, aside from the proposed merger with Texas Prototypes, Stock Market Solutions has any current plans, proposals or arrangements, including any plans or arrangements of Texas Prototypes that the combined company may assume, to issue any of the additional shares that will authorized and unreserved as a result of the reverse split and subsequent merger. For example, we note your discussion regarding possible issuances by Texas Prototypes to Cornell Capital and the possible conversion of outstanding debt obligations. If Stock Market Solutions has no such additional plans, please include an express statement to this effect.
16. Refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. For example, what other provisions of your articles, bylaws, or other governing documents have material anti-takeover consequences? Are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences? Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.
17. We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any stock split.


Risk Factors Associated with TXP, page 14

"TXP`s Stockholders May Experience Significant Dilution...", page
20
18. Because this is the first time you mention the standby equity distribution agreement with Cornell Capital, please describe the material terms of the agreement. Disclose the amount of securities that have been issued by Texas Prototypes to Cornell Capital under this agreement to date, how the number of securities to be issued will be determined, and the amount of funds available to Texas Prototypes under this arrangement.
19. Please also disclose whether the company resulting from the reverse merger, which you state in a press release dated June 17, 2005 will be named TXP Corporation, intends to assume the rights and obligations of Texas Prototypes under the standby equity distribution agreement after the reverse merger. In that regard, we note the disclosure on page 23 that the Texas Prototypes board considered as a factor in recommending the merger the importance of having access to the $15 million available under the standby equity distribution agreement. This appears to imply that the standby equity distribution agreement will survive the merger. If this is the case, please discuss in greater detail the material terms of the agreement and the impact on the shareholders of Stock Market Solutions.

 "If Cornell Capital Sells Part Or All Of Its Shares Of TXP Common
Stock In The
Market...", page 21

"If Cornell Capital Were To Sell A Material Amount of Common
Stock...", page 21
20. Since it does not appear that the common stock of Texas Prototypes currently is registered or is being traded on the OTCBB, please provide additional discussion regarding the risks identified here. Please disclose whether Texas Prototypes currently has any plans or arrangements to become traded on the OTCBB or to file a registration statement prior to consummation of the reverse merger.
Again, please disclose whether TXP Corporation intends to assume the rights and obligations of Texas Prototypes under the standby equity distribution agreement after the reverse merger, and if so, whether
TXP Corporation intends to file a registration statement relating to this standby equity agreement.

Past Contacts, Transactions or Negotiations, page 23
21. Please disclose whether, prior to the call from Mr. Ratzker in April 2005, Stock Market Solutions had considered the possibility of a merger with or acquisition by another entity. We note your disclosure that the Stock Market Solutions board considered as a factor in recommending the merger with Texas Prototypes the fact that no other buyer of its assets or merger partner had been
identified.
Please disclose whether Stock Market Solutions had sought a
possible
merger or combination with entities other than Texas Prototypes
and
disclose any discussions with other potential candidates.
22. Please disclose the relationship between Texas Prototypes and Cornell Capital and between Stock Market Solutions and Cornell Capital prior to the merger negotiations. In that regard, we note the standby equity distribution agreement whereby Texas Prototypes may issue up to $15 million in common stock to Cornell Capital, and the $2.5 million convertible debentures held by Cornell Capital.
We
also note the standby equity distribution agreement whereby Stock Market Solutions may issue up to $5 million in common stock to Cornell Capital, the $240,000 convertible debentures held by Cornell
Capital, and the $150,000 promissory note held by Cornell Capital that has been paid off using the proceeds from the equity line. Please discuss these and other interests and relationships Cornell Capital has or has had with Texas Prototypes and Stock Market Solutions.
23. Please provide a materially complete discussion of the negotiation of the terms of the merger agreement. Discuss in relevant detail the significant proposals and any counter-proposals made by the parties.  Please discuss the negotiations that led to the
ultimate terms of the merger, including the 94.7% of the
outstanding
shares of Stock Market Solutions that Texas Prototype shareholders will hold after the merger. For example, if applicable, explain how the terms in the draft letter of intent varied from the agreement
and
plan of merger and describe the basis on which each set of terms was
selected.  See paragraph (b)(7) of Item 14.
24. You state on page 23 that the board determined it would be in the
best interest of the Stock Market Solutions shareholders to
proceed
with the merger based in part on "the terms of the proposed
merger."
Explain specifically what aspects of the terms of the proposed merger
contributed to this determination.
Special Factors, page 24
25. Please expand the disclosure to discuss in material detail the Liverpool business, the $150,000 obligation owed to Mr. Smitten by Stock Market Solutions and how this was negotiated as part of the merger transaction. We note that this agreement does not form part of your discussion beginning on page 23 regarding the background of
the merger.
26. We note that you have two sections that appear to be
repetitive,
one titled Terms of the Transaction on page 22, the other titled Terms of the Merger Agreement on page 24, and which contain inconsistent information. You state on page 22 that the current authorized capital stock of Stock Market Solutions is 50 million shares of common stock and on page 24 that the number of authorized shares of common stock "will not be changed and will remain as 100 million shares. . . ."  Please reconcile and revise for clarity.
Conditions to the Merger, page 26
27. We note the condition that Stock Market Solutions will have no more than $10,000 in liabilities at closing. Please disclose the amount of liabilities of Stock Market Solutions as of a recent date.
If Stock Market Solutions intends to discharge any of its outstanding liabilities through the issuance of common stock, please provide an adequate discussion.

Stock Market Solutions` Plan of Operations, page 28
28. Please discuss in this section the equity line arrangement and convertible debenture with Cornell Capital. Disclose the total amount of funds you have received and the amount of Stock Market Solutions securities issued to Cornell Capital pursuant to the equity line to date. Please also disclose the amount left available under the equity line.


MD&A of TXP, page 29
29. Here and in other places in the proxy statement, you refer to both Texas Prototypes and Stock Market Solutions as "we" or "our." To avoid confusion, please limit the use of these pronouns to Stock
Market Solutions, and use another designation, such as "TXP," to refer to Texas Prototypes.
30. Throughout this section, you refer to two or more factors that contributed to material changes over the reported periods. For example, you state on page 31 that the increase in SG&A expense "is due primarily to increases in personnel costs, marketing and promotions, rent, and other administrative costs including legal, accounting, facilities and other costs." Please revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, cost of sales and gross profit, selling, general and administrative expenses, depreciation expense, and interest expense. Rather than simply using the term "primarily" in describing changes, quantify the amount of the change that is attributable to the primary source you identify.
See Section III.D of SEC Release 33-6835. In addition to quantifying the dollar effect of the various contributing factors, ensure that you describe the significant developments in the marketplace or at Texas Prototypes that led to the changes.

Liquidity and Capital Resources, page 33
31. Please explain in greater detail the "customer project" referenced on page 33. Describe the material terms of this project,
Texas Prototypes` obligations under the project, and an estimate of the amount of resources that will need to be spent until the project`s anticipated completion. Please name the customer and disclose its relationship with Texas Prototypes.
32. In this section please discuss the revolving line of credit and bank loan agreements that are disclosed in the notes to the financial statements. Please briefly outline the material covenants under the revolving line of credit and $111,000 note payable, if any. In addition, where any covenants from these agreements will affect areas of the business or would require material financial obligations, you should disclose the information and whether you are in compliance with such provisions as of the most recent period presented in your financial statements.
33. On page 33, please disclose to whom the $550,000 convertible debentures were issued, which appears to be Cornell Capital. With respect to these debentures and the $1,400,000 convertible debentures held by Cornell Capital, please discuss the effect of the proposed merger with Stock Market Solutions on these convertible debentures.
For example, please disclose whether the combined company, TXP Corporation, will assume the obligations of Texas Prototypes under these debentures or whether these obligations will be settled prior to the merger.
34. It appears that the last three paragraphs on page 38 and the first four paragraphs on page 39 substantially duplicate the disclosures on pages 33-35. Please revise here and throughout the proxy statement to eliminate needless repetition, which impede investors` understanding of the information presented.

Description of SMS Securities, page 40
35. Given the table regarding the high and low sales prices, please explain your statement that "as of December 31, 2002, there has been no trading in our stock." Please revise for consistency.

Standby Equity Distribution Agreement, page 41
36. Please disclose, if true, that all estimates of shares to be issued under the standby equity distribution agreement are based on pre-reverse split numbers. Please also disclose in this section the total amount of funds you have received and the amount of Stock Market Solutions securities issued to Cornell Capital pursuant to the equity line to date. Please also disclose the amount left available under the equity line.

Additional Information, page 43
37. Please note that the Commission has moved. Its offices are now located at 100 F Street NE, Washington, D.C. 20549.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us
with a response.  Your electronic filing should be accompanied by
a
copy of the revised filing that is marked in conformity with Item
310
of Regulation S-T. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    Please address all comments to Maryse Mills-Apenteng at 202-
551-
3457 or, in her absence, to Anne Nguyen, Special Counsel, at 202-
551-
3611. If you still require further assistance, please contact the undersigned at 202-551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director


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Stock Market Solutions, Inc.
Michael Williams
October 12, 2005
Page 1